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                                  PRESS RELEASE


Filed by Moyco Technologies, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Metropolitan Health Networks, Inc.
Commission File No.:  000-28456

Date:  June 10, 2002

     The following press release was jointly issued by Moyco Technologies, Inc. and Metropolitan Health Networks, Inc.

Moyco and Metropolitan Health Networks
Sign Letter of Intent to Merge

MONTGOMERYVILLE, Pa., and WEST PALM BEACH,
Fla., June 10

/PRNewswire-FirstCall/ -- Moyco Technologies, Inc. (Nasdaq: MOYC - News), has signed a letter of intent to acquire and merge with Metropolitan Health Networks, Inc. (OTC Bulletin Board: MDPA - News), a provider of healthcare services and a prescription drug business with $130 million in annual revenues for its last fiscal year ended December 31, 2001. The letter of intent has been unanimously approved by the independent directors of both companies. The transaction will be structured as an exchange of stock whereby each share of Metropolitan will be exchanged for one share of Moyco common stock. All outstanding options and warrants will be exchanged on a similar basis.

The parties expect to execute definitive agreements by July 15th, 2002 and anticipate closing the transaction on or before September 30, 2002. The closing is subject to certain conditions including approval by the Board of Directors of both companies, receipt of all third party consents, and continued listing of Moyco on Nasdaq or a new listing on the American Stock Exchange. Moyco, with over one hundred years of history as a manufacturer and distributor of medical products predominantly in the dental market and a public company since 1968, has decided to re-enter the multi-billion dollar healthcare industry after evaluating the market and Metropolitan's significant presence in Florida, its growth plan, and potential to increase shareholder value. Until May 2001, Moyco was a manufacturer, marketer, and distributor of professional dental supplies. Moyco was able to sell this business for about $20 million, which included the assumption of certain liabilities. This transaction provided shareholders of Moyco with a partial liquidating dividend of $1.45 per share. Moyco continues to operate its precision abrasives business through its wholly owned subsidiary, Moyco Precision Abrasives, Inc.

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Once the merger is completed, Metropolitan shareholders will have the benefit of aligning with a well-established Nasdaq company that has the ability to provide access to the financial markets to continue to enhance the implementation of its business plan. Metropolitan plans to expand its pharmacy division and its healthcare services with the filing of its application to become its own HMO in targeted underserved Medicare markets in Florida.

Metropolitan is a provider of healthcare services through its Provider Service Network (PSN) and prescription drug business with estimated annualized revenues of $150 million for 2002. Its PSN assumes the risk for and manages the provisions of health care services for patients through contracts entered into with Health Maintenance Organizations. Its pharmacy division, Metcare Rx, operates pharmacies in Florida, New York and Maryland. For the fiscal year ended December 31, 2001 Metropolitan reported revenues of $130 million and net income of $1 million or $0.04 per share. For the first quarter ending March 31, 2002 Metropolitan reported revenues of $38 million and net income of $800,000 or $0.03 per share.

Commenting on the letter of intent, Moyco CEO and President, Marvin E. Sternberg, stated, "We are delighted to have this opportunity to combine our companies and pursue an exciting business plan in a multi-billion-dollar market that has tremendous revenue and profit potential. We fully recognize Metcare's needs and will use every available resource to support this growth." In addition to the prior healthcare industry experience of Moyco management, Marvin E. Sternberg, Chief Executive Officer and Chairman of the Board of Moyco, will provide the combined companies with significant financial and operational expertise. Marvin Sternberg currently serves on the Board of Directors of Pennsylvania Business Bank and the RBB Fund, a family of mutual funds. He is also a Director of Cellucap Manufacturing Company, a private producer of disposable headwear and garments used in the healthcare industry. Certain members of Moyco's current Board of Directors will provide additional healthcare and financial industry experience and it is expected that these individuals will add depth of knowledge and abilities to the Board of Directors of the combined companies.

After the merger, Marvin E. Sternberg, brother of Fred Sternberg, Chairman and CEO of Metropolitan, will continue as the Chief Executive Officer and Chairman of the Board of the combined entities. Fred Sternberg will continue as President and CEO of Metropolitan and Debbie Finnel will continue as Chief Operating Officer of Metropolitan. It's anticipated the combined company will have nine members of the Board of Directors with five appointed by Moyco and four appointed by Metropolitan of which at least five will be independent directors. Metropolitan will continue to operate their businesses with the present management teams in place as a wholly owned subsidiary of Moyco. Moyco's precision abrasives subsidiary will likewise continue to operate with its present management team as a wholly owned subsidiary of Moyco.


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About Metropolitan Health Networks, Inc.

METCARE is a growing healthcare organization in Florida. The Company currently provides healthcare services for approximately 45,000 patients and is part of a Network of physicians serving more than a million people from Miami to Daytona Beach on Florida's East Coast. Metcare Rx Pharmacy Services provides comprehensive pharmacy benefits management programs, specialty pharmacy and services to medical groups, managed care organizations, long-term care facilities and outpatient hospital pharmacies. Metcare Rx's integrated approach is designed to provide clients with programs and services that will allow them to deliver quality pharmaceutical care in a cost-effective manner. To learn more about Metropolitan Health Networks, Inc., please visit its website at www.metcare.com.

About Moyco Technologies, Inc.

Moyco Technologies, Inc., through its wholly owned subsidiary, Moyco Precision Abrasives, Inc., manufactures, markets, and distributes extremely uniform and fine abrasive films, commercial coated abrasives, slurries, polishing agents and related products. Moyco also provides technical assistance to its customers to optimize various polishing processes for the purpose of improving production yields and finished product performance. Moyco polishing materials are used by customers in various industries for a wide range of applications including, but not limited to, fiber-optics, metallurgical, semiconductor, lapidary, automotive parts, nail files, surgical and hobby. Until May 25, 2001, Moyco was also engaged in the manufacturing and marketing of professional dental supplies.

To learn more about Moyco, please visit its website at www.moycotech.com.

     o METROPOLITAN HEALTH NETWORKS, INC. AND MOYCO TECH.
     o PROFORMA BALANCE SHEETS
     o MARCH 31, 2002

                                     MDPA           MOYCO      COMBINED
    TOTAL CURRENT ASSETS          18,322,343      4,189,018   22,511,361
    TOTAL ASSETS                  23,007,128      6,681,071   29,688,199
    TOTAL CURRENT LIABILITIES     11,376,739        774,091   12,150,830
    STOCKHOLDERS' EQUITY          11,272,925      4,709,349   15,982,274
    WORKING CAPITAL                6,945,604      3,414,927   10,360,531

Forward-Looking Statements

Statements in this news release that are not descriptions of historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expect," "intends," "believes," "plans," "anticipates," and "likely," also identify forward-looking statements. All forward-looking statements are based on current facts and analysis. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, competition, future capital needs, the need for market acceptance, dependence upon third parties, and disruption of vital infrastructure intellectual property. All forward-looking statements are made pursuant to the Securities Litigation Reform Act of 1995. Additional information on factors that may affect the business and financial results of Moyco and Metropolitan can be found in filings with the Securities and Exchange Commission.
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     Note: The following notice is included to meet certain legal requirements:

                          FORWARDING-LOOKING STATEMENTS

         The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the united States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Moyco Technologies, Inc. ("Moyco") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Moyco's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction with Metropolitan Health Networks, Inc. ("Metcare") relating to Metcare's operations, delays in obtaining, or adverse conditions contained in, any regulatory approvals required for the proposed transaction, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to Moyco's and Metcare's most recent reports filed with the SEC. Moyco and Metcare are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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                             ADDITIONAL INFORMATION

         In connection with the proposed transaction, Moyco and Metcare will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Moyco and Metcare, without charge, at the SEC's web site at http://www.sec.gov. Free copies of Moyco's filings may be obtained by directing a request to Moyco Terminologies, Inc. 200 Commerce Drive, Montgomeryville, PA 18936, Attention: Secretary. Free copies of Metcare's filings may be obtained by directing a request to Metropolitan Health Networks, Inc., 500 Australian Avenue South, Suite 100, West Palm Beach, Florida 33401,
Attention: Secretary.


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